Exhibit 99.1

Wowo Limited

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: JMU)

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NOTICE OF ANNUAL GENERAL MEETING

To be held on December 15, 2016

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Wowo Limited (the “Company”) will be held at North Guoquan Road 1688 Long, No. 75, Building A8, 6F, Yangpu District, Shanghai, People’s Republic of China on December 15, 2016 at 10:00 a.m. (local time), for the purposes of considering and, if thought fit, passing the following resolutions as ordinary resolutions:

1. Reelection of Mr. Jianguang Wu as a director of the Company;

2. Reelection of Mr. Feng Pan as a director of the Company; and

3. Reelection of Dr. Gang Yu as a director of the Company.

Certain biographic information of Mr. Jiangguang Wu, Mr. Feng Pan and Dr. Gang Yu is set out in Exhibit A.

In addition, at the AGM, the following resolutions will be considered, and if thought fit, passed as special resolutions:

1. Change of the Company’s name to JMU Limited.

The meeting will also transact any other business properly brought before the meeting.

The board of directors of the Company has fixed the close of business on November 15, 2016 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend, and to vote at, the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person but must act through Citibank, N.A., the depositary of the Company’s ADS program to exercise their voting rights for the underlying ordinary shares. In order to assist us in our preparation for the annual general meeting, please RSVP by email to zhaolichao@ccjmu.com.

Holders of the Company’s ordinary shares or ADSs may access the Company’s annual report on Form 20-F for the year ended December 31, 2015 (the “20-F”) on the investor relations section of our website at http://ir.ccjmu.com, and may obtain a hard copy of the 20-F free of charge upon request in writing to Investor Relations Department, Wowo Limited, North Guoquan Road 1688 Long, No. 75, Building A8, 6F, Yangpu District, Shanghai, People’s Republic of China, or by email to zhaolichao@ccjmu.com.

By Order of the Board of Directors,
Wowo Limited

By:	/s/ Xiaoxia Zhu
Name: Xiaoxia Zhu
Title: Co-Chairperson of the Board and Chief Executive Officer

Shanghai, China

November 11, 2016

Exhibit A

Biographic Information of The

Retiring Directors Standing For Re-Election

Mr. Jianguang Wu has been our director since August 2011. Mr. Wu also served as our co-chief executive officer from June 2015 to September 2015, and executive president from November 2013 to June 2015. Before that, Mr. Wu was our chief technology officer from September 2011 to November 2013. Between 2008 and 2011, he served as the Executive Vice President of Welink Information Technology Co., Ltd. Between 2007 and 2008, Mr. Wu served as the Executive Vice President of Focus Media Limited. In 2005, Mr. Wu founded Beijing Mingzhi Unlimited Information Technology Co., Ltd., and served as the Chief Technology Officer until 2007. In 2004, Mr. Wu founded Beijing eTone Infotech Co., Ltd., and served as the Chief Technology Officer until 2005. Mr. Wu received a bachelor’s degree from Beijing Union University School of Information Engineering in 2000.

Mr. Feng Pan has served as our director and chief strategic officer since June 2015. Mr. Pan has worked in the field of supply chain management, the internet, and strategy consulting over the past 14 years. Mr. Pan joined JMU as executive vice president in 2013, and he participated in the design of JMU’s business model and its strategic investment. From 2005 to 2013, he served as the president of Influence Education Training Group and Influence Education Technology Company where he provided strategic planning for various leading corporations and several public companies. Mr. Pan worked at Midea Group from 2003 to 2005 and Hisense Kelon Group from 2001 to 2003.

Dr. Gang Yu has served as our director since October 2016. Dr. Yu is the co-founder and Executive Chairman of New Peak Group (111.com.cn). Prior to founding New Peak Group, he was the co-founder and Chairman of Yihaodian, a leading ecommerce company in China. Prior to this role, Dr. Yu served as vice president, worldwide procurement at Dell Inc. and vice president, worldwide supply chain at Amazon.com. Dr. Yu received Bachelor of Science degree from Wuhan University, Master of Science degree from Cornell University and Ph. D. from the Wharton School of the University of Pennsylvania.